UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-15154

Allianz SE; New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Königinstrasse 28

80802 Munich

Germany

Telephone: 011-49-89-3800-0

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-tenth of one ordinary share;

Ordinary Shares (without par value) (listed, but not for trading and only in connection with the listing of the

American Depositary Shares);

8.375% Undated Subordinated Callable Bonds

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Allianz SE certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Munich, Germany on October 14, 2009	By:	/s/ Dr. Paul Achleitner
	Name:	Dr. Paul Achleitner
	Title:	Member, Management Board, Allianz SE

	By:	/s/ Stephan Theissing
	Name:	Stephan Theissing
	Title:	Head of Group Treasury & Corporate Finance, Allianz SE